                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1997


                     Commission File Number 1-812



                         CARRIER CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

           FINANCIAL STATEMENTS OF THE CARRIER CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Carrier Corporation Represented
  Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Carrier Corporation Represented Employee Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1998


                                       CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                                Statement of Net Assets Available for Benefits With Fund Information
                                                         December 31, 1997
                                             (Thousands of Dollars, except unit value)



                                                                          Small                                   UTC       INVESCO
                                                                         Company    International                Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $   18,072  $          -  $           -  $      182  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -           257              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -             14           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -             40           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -         149          -           -
      Daily International Equity Index Fund            -           -             -              -         175          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -      6,573           -
   Shares of respective registered
     investment companies                              -           -             -              -           -          -          71

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                 35,463           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -         99           -
               Total Investments                  35,463      18,072           257             54         506      6,672          71

  Plan receivables                                    48          17             -              -           1         24           -
               Total Assets                       35,511      18,089           257             54         507      6,696          71

Liabilities:
  Accrued liabilities                                  -           -             -              -           -         42           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -         42           -

Net Assets Available for Benefits             $   35,511  $   18,089  $        257  $          54  $      507  $   6,654  $       71

Units of participation                         5,755,430     860,566        21,273          5,160     212,926    550,816       2,439

Unit value                                    $     6.17  $    21.02  $      12.10  $       10.53  $     2.38  $   12.08  $    29.09

The accompanying notes are an integral part of these financial statements.
/TABLE

                                       CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                               Statement of Net Assets Available for Benefits With Fund Information
                                                         December 31, 1997
                                             (Thousands of Dollars, except unit value)

                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &    Fund for                 Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income      Growth      Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund       Fund     Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                          1,101         584           418            336         758        798          70

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total Investments                   1,101         584           418            336         758        798          70

  Plan receivables                                     2           1             1              1           2          1           -
               Total Assets                        1,103         585           419            337         760        799          70

Liabilities:
  Accrued liabilities                                  -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $    1,103  $      585  $        419  $         337  $      760  $     799  $       70

Units of participation                            28,958      29,895         8,998         13,401      29,931     16,269       2,746

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.
/TABLE

                        CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1997
                              (Thousands of Dollars, except unit value)

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund I      Trust I     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $      18,254
      Russell 2000 Equity Index Fund                   -           -             -            257
      Daily Japanese Equity Index Fund                 -           -             -             14
      Daily Non Japanese Equity Index Fund             -           -             -             40
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -            149
      Daily International Equity Index Fund            -           -             -            175
   United Technologies Corporation Common
     Stock                                             -           -             -          6,573
   Shares of respective registered
     investment companies                            162          65             -          4,363

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -         35,463
   Participant loans, at cost                          -           -         1,628          1,628
   Temporary investments, at cost plus
     accrued interest                                  -           -             -             99
               Total Investments                     162          65         1,628         67,015

  Plan receivables                                     -           -             -             98
               Total Assets                          162          65         1,628         67,113

Liabilities:
  Accrued liabilities                                  -           -             -             42
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -             42

Net Assets Available for Benefits             $      162  $       65  $      1,628  $      67,071

Units of participation                            16,301       5,001     1,628,000

Unit value                                    $     9.95  $    12.94  $       1.00

The accompanying notes are an integral part of these financial statements.
/TABLE

                                       CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                               Statement of Net Assets Available for Benefits With Fund Information
                                                         December 31, 1996
                                             (Thousands of Dollars, except unit value)

                                               Income       Equity     UTC Common
                                                Fund         Fund      Stock Fund    Global Fund   Loan Fund     Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Government/Corporate Fixed Income
        Index Fund                            $        -  $        -  $         -    $       124   $       -   $        124
      Large Capitalization Equity Index
        Fund                                           -      12,917            -            145           -         13,062
      Daily International Equity Index Fund            -           -            -            165           -            165
   United Technologies Corporation Common
     Stock                                             -           -        4,443              -           -          4,443

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                 35,546           -            -              -           -         35,546
   Participant loans, at cost                          -           -            -              -         486            486
   Temporary investments, at cost plus
     accrued interest                                  1           -            1              -           -              2
               Total Investments                  35,547      12,917        4,444            434         486         53,828


  Plan receivables                                    11           4            8              2           3             28
               Total Assets                       35,558      12,921        4,452            436         489         53,856


Liabilities:
  Accrued liabilities                                117           1            7              -           -            125
  Loans payable, net                                  43          23           24              1         (16)            75
               Total Liabilities                     160          24           31              1         (16)           200

Net Assets Available for Benefits             $   35,398  $   12,897  $     4,421    $       435   $     505   $     53,656

Units of participation                         6,198,956     818,623      408,087        210,593     505,000

Unit value                                    $     5.71  $    15.75  $     10.83    $      2.07   $    1.00

The accompanying notes are an integral part of these financial statements.
/TABLE

                                       CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                          Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                   Period Ended December 31, 1997
                                                       (Thousands of Dollars)



                                                                         Small                                   UTC       INVESCO
                                                                        Company     International               Common      Total
                                                Income      Equity    Stock Index   Equity Index     Global     Stock       Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund        Fund

Additions to net assets attributed to:


Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                       $        -  $    4,299  $        12  $          -   $       64  $     399  $        5
  Interest                                          2,647           -            -             -            -          -           -
  Dividends                                             -           -            -             -            -          -           3
               Total Investment Income              2,647       4,299           12             -           64        399           8

Contributions:
  Participants'                                     4,091       1,809           15            10          123        978          22
  Employer's                                        1,451         561            5             3           39        304           7
               Total Contributions                  5,542       2,370           20            13          162      1,282          29

Repayments on loans                                   223          98            -             -            4         66           2


Deductions from net assets attributed to:

  Distributions to participants                     3,219         954            2             -           18        381           2
  Loans to participants                               779         398            5             1           10        255           1
  Administrative expenses                              10           2            -             -            -          1           -
               Total Deductions                     4,008       1,354            7             1           28        637           3

  Net increase / (decrease) prior to
    transfers                                       4,404       5,413           25            12          202      1,110          36

Inter-fund transfers                               (4,291)       (221)         232            42         (130)     1,123          35

Net increase                                          113       5,192          257            54           72      2,233          71

Net Assets Available for Benefits
  December 31, 1996                                35,398      12,897            -             -          435      4,421           -

Net Assets Available for Benefits
  December 31, 1997                            $   35,511  $   18,089  $       257  $         54   $      507  $   6,654  $       71

The accompanying notes are an integral part of these financial statements.
/TABLE

                                       CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                          Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                   Period Ended December 31, 1997
                                                       (Thousands of Dollars)

                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.

Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $       89  $    (14)   $         11  $          16  $       29  $      77  $      (6)
  Interest                                             -         -               -              -           -          -          -
  Dividends                                           40        72              34             18           -         17          7
               Total Investment Income               129        58              45             34          29         94          1

Contributions:
  Participants'                                      141        87              65             36         130         99         16
  Employer's                                          38        23              17             11          36         26          4
               Total Contributions                   179       110              82             47         166        125         20

Repayments on loans                                    6         8               2              2           5          2          -


Deductions from net assets attributed to:

  Distributions to participants                       14         4               4              5           9          3          -
  Loans to participants                               12        12               2              2           6          6          1
  Administrative expenses                              -         -               -              -           -          -          -
               Total Deductions                       26        16               6              7          15          9          1

  Net increase / (decrease) prior to
    transfers                                        288       160             123             76         185        212         20

Inter-fund transfers                                 815       425             296            261         575        587         50

Net increase                                       1,103       585             419            337         760        799         70

Net Assets Available for Benefits
  December 31, 1996                                    -         -               -              -           -          -          -

Net Assets Available for Benefits
  December 31, 1997                           $    1,103  $    585    $        419  $         337  $      760  $     799  $      70

The accompanying notes are an integral part of these financial statements.
/TABLE

                        CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
           Statement of Changes in Net Assets Available for Benefits With Fund Information
                                    Period Ended December 31, 1997
                                        (Thousands of Dollars)

                                                          Templeton
                                              Templeton   Developing
                                               Foreign     Markets
                                                Fund I     Trust I     Loan Fund        Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation (depreciation) in fair
    value of investments                      $     (17)  $    (21)   $          -  $     4,943
  Interest                                            -          -              81        2,728
  Dividends                                          17          4               -          212
               Total Investment Income                -        (17)             81        7,883

Contributions:
  Participants'                                      26         10               -        7,658
  Employer's                                          7          2               -        2,534
               Total Contributions                   33         12               -       10,192

Repayments on loans                                   -          -            (418)           -


Deductions from net assets attributed to:

  Distributions to participants                       1          -              31        4,647
  Loans to participants                               1          -          (1,491)           -
  Administrative expenses                             -          -               -           13
               Total Deductions                       2          -          (1,460)       4,660

  Net increase / (decrease) prior to
    transfers                                        31         (5)          1,123       13,415

Inter-fund transfers                                131         70               -            -

Net increase                                        162         65           1,123       13,415

Net Assets Available for Benefits
  December 31, 1996                                   -          -             505       53,656

Net Assets Available for Benefits
  December 31, 1997                           $     162   $     65    $      1,628  $    67,071

The accompanying notes are an integral part of these financial statements.
/TABLE

        CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The Carrier Corporation Represented Employee Savings Plan (the Plan) is a defined contribution savings plan administered by United Technologies Corporation (UTC). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Union represented employees of Carrier, covered by a collective bargaining agreement that provides for Plan participation, are eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the plan document which is available from UTC.

Contributions and Vesting. All participants may elect, through payroll deductions, to make after-tax contributions of between $2 per week and a maximum amount as permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make tax-deferred contributions. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The employer will generally match 50 percent of the participant's contributions, up to specified limits. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future employer contributions. For the period ended December 31, 1997, approximately $10,800 forfeitures were used to fund employer contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company, the Plan Trustee. As of January 1, 1997, Fidelity Institutional Retirement Services Company assumed the participant account recordkeeping responsibilities.

Investment Options. On January 1, 1997, investment options increased to sixteen from the previous four. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.  See
  Note 3.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.

 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe,

  Australia and the Far East), and the Lehman Brothers Government/Corporate
  Index.

 . The UTC Common Stock Fund consists principally of 90,276 and 67,069 shares of
  UTC Common Stock at December 31 1997 and 1996, respectively.

 . The INVESCO Total Return Fund invests in shares of a registered investment company that principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio invests in shares of a registered investment company that principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income invests in shares of a registered investment company that principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund invests in shares of a registered investment company that principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The Fidelity Low-Priced Stock Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to be undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund invests in shares of a registered investment company that principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The Putnam New Opportunities Fund invests in shares of a registered investment company that principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc. invests in shares of a registered investment company that invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund I invests in shares of a registered investment company that principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton Developing Markets Trust I invests in shares of a registered investment company that principally invests in equity securities of companies in developing countries.

Participant Loans. Certain participants with at least two years of plan participation are allowed to borrow up to 50 percent of their vested account balances. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. There were no distributions in common stock for the period ended December 31, 1997.

Other. Participants who transfer to a new UTC location with a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December 31, 1997, the Plan's interest in the Master Trust comprised 9,188,110 units of the 1,012,560,383 total units of participation, or 0.91%. At December 31, 1996, the Plan's interest in the Master Trust comprised 8,141,259 units of the total 1,062,864,802 units of participation, or 0.77%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeper fees were paid directly by the employer in 1997. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 1997 and 1996 were 8.1% and 7.5%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                                 December 31, December 31,
                                                           1997         1996
CIGNA                                                  $ 1,456,404  $  1,512,307
Aetna                                                      437,582       457,815
Travelers                                                  367,509       388,845
Prudential                                                 231,133       236,966
Metropolitan Life                                          780,096       782,764
                                                       $ 3,272,724  $  3,378,697

Amount of the contracts allocable to the Plan          $    35,463  $     35,546

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

(Thousands of Dollars)                            December 31,
                                                 1997       1996

Net assets available for benefits
  per the financial statements                 $  67,071    $  53,656
Amounts allocated to participant
  withdrawals                                          -         (836)
Net assets available for benefits
  per Form 5500                                $  67,071    $  52,820


                                                            Year Ended
                                                           December 31,
                                                               1997

Benefits paid to participants per the
  financial statements                                      $   4,647
Add: Amounts allocated to participant
  withdrawals at December 31, 1997                                  -
Less: Amounts allocated to participant
  withdrawals at December 31, 1996                               (836)
Benefits paid to participants per Form
  5500                                                      $   3,811

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          CARRIER CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated:  June 26, 1998     By: /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human Resources Systems
                            United Technologies Corporation